[CONSECO LETTERHEAD]
October 30, 2009
VIA EDGAR

Re:	Conseco, Inc. — Schedule TO-I, Filed on
October 15, 2009, File No.: 005-79240
David L. Orlic
Division of Corporation Finance
Office of Mergers and Acquisitions
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Orlic:
     Conseco, Inc. (the “Company”) is writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 27, 2009 (the “comment letter”) relating to the above-referenced Schedule TO filed on October 15, 2009, as amended by Amendment No. 1 filed on October 19, 2009 (the “Schedule TO”), in connection with the Company’s tender offer (the “Tender Offer”) for any and all of its outstanding 3.50% Convertible Debentures due September 30, 2035 (the “Debentures”). The Company has prepared an amendment to the Schedule TO (“Amendment No. 2”) and a supplement to the Offer to Purchase (the “Supplement”) in response to the Staff’s comments and is filing concurrently with this response letter Amendment No. 2 and the Supplement.

     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. To assist your review, we have set forth the text of the Staff’s comments in italics below.
General
1.	In several preliminary communications which you have filed in connection with your tender offer, you have referred to the Private Securities Litigation Reform Act of 1995 in connection with disclosure regarding forward-looking statements. The safe harbor established by that Act is inapplicable to statements made in connection with a tender offer. Please confirm that you will refrain from making further such statements in future filings relating to the tender offer.
Response:
     The press releases constituting pre-commencement communications that were filed in connection with the Tender Offer were primarily issued in connection with the private placement transactions described in the Offer to Purchase, to which the safe harbor established by the Private Securities Litigation Reform Act of 1995 would be applicable. The Company confirms that it will refrain from making such statements in future press releases relating to the Tender Offer.
Schedule TO-I General
2.	Please tell us what consideration you gave to including Paulson as an offeror or bidder. We note that the private placements of common stock, warrants and debentures to Paulson are conditioned on consummation of your offer. Please refer to the factors discussed in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) in your analysis as to whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.
Response:
     The Company’s counsel, Simpson Thacher & Bartlett LLP, has reviewed the definition of “bidder” under Rule 14d-1(g)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the interpretation of that rule provided in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”). As a result of that review, as well as the facts and circumstances surrounding the Tender Offer (described below), the Company respectfully submits that Paulson should not be deemed a co-offeror or a bidder in the Tender Offer.

     Rule 14d-1(g)(2) defines a “bidder” as a person “who makes a tender offer or on whose behalf a tender offer is made” As disclosed in the Offer to Purchase under the heading “Purpose of the Offer,” the Tender Offer was initiated by the Company in order to address the going concern issues arising from the right of the holders of the Debentures to require the Company to repurchase the Debentures at a price in cash equal to the principal amount, plus accrued and unpaid interest, on September 30, 2010. This repurchase right, particularly when taken together with the provisions of, and limitations and restrictions on, the Company pursuant to the Company’s Second Amended and Restated Credit Agreement, dated October 10, 2006, as amended (the “Credit Agreement”), had created a liquidity concern for the Company. In order to incentivize holders of the Debentures to participate in the Tender Offer and not continue holding their Debentures until September 30, 2010, the Company determined that the Tender Consideration (as defined in the Offer to Purchase) would equal the repurchase price that the holders of the Debentures would be entitled to receive if they exercised their repurchase right. As such, the Tender Offer was made by the Company, solely on behalf of itself, to address these liquidity and capital needs over the next twelve months, and was not made by or on behalf of Paulson or any other third party.
     As disclosed in the Offer to Purchase, the Company intends to finance the substantial portion of the aggregate Tender Consideration with the net proceeds from the Company’s private offering (the “New Debentures Offering”) of its 7.0% Convertible Senior Debentures due 2016 (the “New Debentures”). The New Debentures will be issued to Morgan Stanley & Co. Incorporated, as the initial purchaser (the “Initial Purchaser”), in reliance on Section 4(2) under the Securities Act pursuant to a purchase agreement entered into between the Company and the Initial Purchaser. The New Debentures will be resold by the Initial Purchaser to multiple qualified institutional buyers (as defined under Rule 144A under the Securities Act), including Paulson, in accordance with Rule 144A under the Securities Act, on the second business day following the issuance date of the New Debentures, pursuant to forward purchase agreements entered into between the Initial Purchaser and the investors. The Initial Purchaser has advised us that it marketed the New Debentures to multiple potential purchasers, including Paulson. Accordingly, each fund managed by Paulson entered into a forward purchase agreement with the Initial Purchaser (not with the Company); the funds managed by Paulson agreed with the Initial Purchaser to purchase in aggregate up to $200 million in aggregate principal amount of the New Debentures.
     Paulson did not structure the terms of the New Debentures. The Credit Agreement circumscribed the potential terms of the New Debentures, including tenor, interest rate and events of default, which, in turn, limited the ability of Paulson or any other investor to negotiate the terms with the Initial Purchaser.
     As disclosed in the Offer to Purchase, the private placement of shares of common stock and warrants to purchase shares of common stock to Paulson (the “Paulson Private Placement”) is a transaction between the Company and Paulson separate from the New Debentures Offering and the Tender Offer. Although the Company intends to use a portion of the proceeds from the Paulson Private Placement to fund an insignificant portion of the aggregate Tender Consideration for the Debentures (as discussed in detail below), half of the net proceeds from the Paulson Private Placement will be used to repay indebtedness under the Credit Agreement and any proceeds remaining after the settlement of the Tender Offer (along with the settlement of any subsequent issuer tender offer, the repurchase of Debentures on September 30, 2010 put date or the redemption of Debentures on October 5, 2010) will be used for general corporate purposes.
     At the time of execution of the stock and warrant purchase agreement for the Paulson Private Placement, Paulson owned only approximately 1.8% of the Company’s outstanding common stock and, accordingly, did not control the Company. Upon the closing of the Paulson Private Placement, Paulson will own only approximately 9.9% of the Company’s outstanding common stock and, accordingly, will not control the Company. In addition, on the closing date of the Paulson Private Placement, which will also be the settlement date of the Tender Offer, the Company will enter into an investor rights agreement with Paulson, pursuant to which, among other things, Paulson will agree to certain voting limitations and certain standstill provisions, which will further ensure that Paulson will not control the Company. Although the closing of the Paulson Private Placement is conditioned upon the settlement of the Tender Offer, this conditionality does not afford Paulson any control over the Company and was designed simply to protect Paulson from having to close the Paulson Private Placement if the Company had not taken a fundamental step towards the removal of the potential going concern issues arising from the repurchase right of the holders of the Debentures.
     In analyzing the circumstances and facts surrounding the Tender Offer within the framework described in the Outline, the Company considered the seven factors that the Staff looks to in determining whether an entity falls within the definition of a bidder and concluded that Paulson is not a bidder or a co-offeror:
     (1). Paulson did not play a role in initiating, structuring or negotiating the Tender Offer: The Tender Offer was initiated, structured, and negotiated solely by the Company in consultation with Morgan Stanley & Co. Incorporated, as both the Company’s financial advisor and the dealer manager in the Tender Offer. As noted above, the timing, the pricing and the other material terms of the Tender Offer were determined solely by the Company (in consultation with Morgan Stanley) and driven principally by the Company’s liquidity and capital needs arising from the September 30, 2010 put right of the holders of the Debentures.
     (2). Paulson is not acting together with the Company (the offeror): As discussed, the Tender Offer is being conducted solely by the Company, on its behalf, for the purpose of addressing its liquidity and capital concerns.
     (3). Paulson has no control over the terms of the Tender Offer: As discussed above, the timing, pricing and other material terms of the Tender Offer were decided solely by the Company (in consultation with Morgan Stanley).
     (4) Paulson is not directly providing the substantial portion of the financing for the Tender Offer. As disclosed in the Offer to Purchase, the Company intends to finance a substantial portion of the aggregate Tender Consideration for the Debentures with the net proceeds from the New Debentures Offering, which was a marketed Rule 144A offering conducted by the Initial Purchaser, a registered broker-dealer. While the Company has been informed by the Initial Purchaser that Paulson has agreed with the Initial Purchaser to purchase up to $200 million aggregate principal amount of New Debentures, multiple other investors have agreed with the Initial Purchaser to purchase up to the remaining $93 million aggregate principal amount of New Debentures. Furthermore, unlike the Paulson Private Placement, the New Debentures Offering was not a transaction between the Company and Paulson. Accordingly, Paulson’s purchase agreement is with the Initial Purchaser (i.e., not with the Company). In addition, pursuant to the terms of the purchase agreement between the Company and the Initial Purchaser, on the settlement date of the Tender Offer, the Company will receive, subject to the satisfaction of certain conditions, from the Initial Purchaser (i.e., not Paulson or any of the other investors) the net proceeds from the issuance of the New Debentures issued on such date. Pursuant to the terms of each of the forward purchase agreements between the Initial Purchaser and the investors, the investors will only purchase their Debentures from the Initial Purchaser on the second business day following the closing date on which the Initial Purchaser purchased the New Debentures from the Company. That is, the Company will have received the funding from the Initial Purchaser for the settlement of the Tender Offer in connection with the first closing of the New Debentures Offering two business days prior to any funding by Paulson or any other investor.
     As further disclosed in the Offer to Purchase, the Company intends to finance the balance of the aggregate Tender Consideration for the Debentures with the net proceeds from the Paulson Private Placement. If the Tender Offer expires on November 12, 2009, as the Company currently expects, the Company expects this balance to equal approximately $7.4 million, consisting principally of the Initial Purchaser’s discounts and commissions on the New Debentures ($5.9 million). $7.4 million is 2.5% of the aggregate tender Consideration for the Debentures. The Company believes that this insignificant amount is insufficient to cause it to consider Paulson a primary provider of financing for the Tender Offer.
     (5) Paulson does not control the Company, directly or indirectly. As discussed above, Paulson did not control the Company prior to the commencement of the Tender Offer, does not control the Company now and, as a result of the terms of the investor rights agreement that will be entered into by the Company and Paulson on the closing date of the Paulson Private Placement, will not control the Company at the time of settlement of the Tender Offer or thereafter, absent additional actions by Paulson that would generally require additional approval by the Company’s board of directors.
     (6) Paulson did not form the Company or cause it to be formed. The Company is a Delaware corporation and became the successor to Conseco, Inc., an Indiana corporation, in connection with Conseco’s bankruptcy reorganization which became effective on September 10, 2003.
     (7) Paulson will not beneficially own the Debentures purchased in the Tender Offer: As disclosed in the Offer to Purchase, upon acceptance of and purchase by the Company in the Tender Offer, the Debentures will be surrendered to The Bank of New York Mellon Trust Company, N.A., as trustee under the indenture governing the Debentures, and cancelled, and those Debentures will cease to be outstanding.
     For all of these reasons, the Company concluded that Paulson is not the entity making the tender offer, and the Tender Offer is not being made on behalf of Paulson, and therefore Paulson is not a bidder or a co-offeror in the Tender Offer.

Item 10. Financial Statements,
3.	The offer does not qualify to rely on Instruction 2 to Item 10 of Schedule TO to exclude nearly all financial information from the disclosure. In view of the fact that financial information required by Item 10 has been incorporated by reference, please revise to provide a summary of that information, as described in Item 1010(c)(1)-(3) of Regulation M-A. This revised disclosure must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7. in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, which may be viewed at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm.
Response:
     The Company has complied with the Staff’s comment by including summary financial information in the Supplement under the heading “Summary Historical Consolidated Financial Data” and Item 10 of Amendment No. 2.
4.	In connection with responding to the prior comment, please ensure that the book value per share of the common stock and the ratio of earnings to fixed charges is included in the information that you disseminate to security holders. Similarly, the information set forth in Item 3 should be disseminated to security holders.
Response:
     The Company has complied with the Staff’s comment by including in the Supplement under the heading “Summary Historical Consolidated Financial Data” and Item 10 of Amendment No. 2: (1) the book value per share of common stock, (2) the ratio of earnings to fixed charges and (3) as noted in the Company’s response to comment #3, the summary financial information.
Offer to Purchase
Forward-Looking Statements, page 5
5.	You state that you assume no obligation to update certain disclosures appearing in your offering materials. Please revise to indicate, if true, that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.
Response:
     The Company has complied with the Staff’s comment by disclosing in the Supplement under the heading “Forward-Looking Statements” that updates will be provided to the holders of Debentures as required by law.
Private Placement of New Debentures,_page 8

6.	We note from Exhibit 99.1 to your Form 8-K filed on October 19, 2009 that Paulson will be indirectly purchasing $200 million of the $293 million in New Debentures- Please disclose this information in this section.
Response:
     The Company has complied with the Staff’s comment by disclosing in the Supplement under the heading “Concurrent Transactions” the fact that it has been informed by the Initial Purchaser of the New Debentures in the New Debentures Offering that Paulson has entered into an agreement to purchase up to $200.0 million aggregate principal amount of the New Debentures. In addition, the Company notes that this information was also included in a press release issued by the Company and included as an exhibit to a Schedule TO-C filed with the SEC on October 14, 2009.
Purpose of the Offer, page 14
7.	Please tell us, with a view toward disclosure in your offering document, the level of participation in the tender offer that would be required in order to enable you to reach the conclusion that substantial doubt does not exist regarding your ability to continue as a going concern as a direct result of the repurchase right under the debentures, without regard to the risk-based capital ratio and statutory capital and surplus covenants in the Credit Agreement.
Response:
     The Company notes the Staff’s comment, but respectfully submits that it is not possible for the Company to separately analyze or isolate any of the factors taken into consideration in making its determination regarding its ability to continue as a going concern. Accordingly, there is no level of participation in the Tender Offer that would enable the Company to reach the conclusion that substantial doubt does not exist. As disclosed in the Offer to Purchase, the assessment by the Company in connection with its preparation of its unaudited quarterly financial statements and/or the assessment by the Company’s independent registered public accountants in connection with the Company’s preparation of its audited annual financial statements requires a complex, multifaceted analysis of a multitude of factors, including, among others, its liquidity obligations, its ability to comply with present and future covenants and financial ratio requirements under the Credit Agreement, its assessment of the valuation of all of its assets, including its deferred tax assets, and its results of operations. As disclosed in the Offer to Purchase, this going concern analysis will also be affected by the success or failure of actions taking place in the future (certain of which the Company has little or no control over), such as, among others, the Company’s proposed registered public offering of common stock, the Company’s potential renegotiation with the lenders under the Credit Agreement of covenants under the Credit Agreement, certain reinsurance transactions the Company may enter into and the potential modification by state insurance regulators of risk-based capital requirements.
Principal Terms of the Offer, page 19
8.	You have reserved the right to transfer or assign to your affiliates the right to purchase debentures validly tendered pursuant to the offer. Please confirm your understanding that any entity to which you transfer or assign the right to purchase debentures must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.
Response:
     The Company confirms that any entity to which the Company transfers or assigns the right to purchase Debentures in the Tender Offer must be included as a bidder. Because the Company does not have any intention of utilizing this option, the Company has deleted this reference in the Supplement.
Acceptance of Debentures; Payment for Debentures, page 19
9.	Following on our telephone call with your counsel, Simpson Thacher & Bartlett LLP, on Wednesday, October 21, 2009, please disclose that debentures are outstanding only in integral multiples of $1,000.
Response:
     As noted in the above-referenced call, the indenture governing the Debentures provides that the minimum denomination of the Debentures is $1,000 principal amount and that Debentures must be held or exchanged or converted in $1,000 principal amount or integral multiples thereof. Subsequent to the call with the Staff, it was brought to the attention of the Company and Simpson Thacher & Bartlett LLP that certain holders of Debentures inexplicably held Debentures in principal amounts that are not integral multiples of $1,000. As such, the Company has amended the Offer to Purchase by disclosing in the Supplement under the heading “The Offer” that tenders will be permitted by any holder of any aggregate principal amount of Debentures.
Conditions to the Offer, page 24
10.	You state that, notwithstanding any other provision of the offer, and in addition to (and not in limitation of) your rights to terminate, extend and/or amend the offer in your sole discretion, you will not be required to accept debentures for purchase if any of the listed conditions have occurred. Similarly, in the section entitled “Termination” on page 27, you state that you reserve the right to terminate the offer, including if any conditions applicable to the offer have not been satisfied or waived. Please revise these sections to reflect that you do not have the right to terminate the offer, except upon the occurrence of any of the listed conditions.
Response:
     The Company has complied with the Staff’s comment by disclosing in the Supplement that the Company does not have the right to terminate the Tender Offer except upon the occurrence of any of the listed conditions.
Certain United States Federal Income Tax Considerations, page 32

11.	Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.
Response:
     The Company has complied with the Staff’s comment by deleting the legend. See “Certain United States Federal Income Tax Considerations” in the Supplement.
Where You Can Find Additional Information, page 39
12.	You state that information that you file later with the Commission will automatically update and supersede historical information incorporated by reference, and that you incorporate by reference certain filings made with the Commission after the date of your offering document. The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission. Please revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.
Response:
     The Company has complied with the Staff’s comment by disclosing in the Supplement that the Company will amend its Tender Offer materials to disclose material changes to the information published, sent or given to holders of the Debentures, to the extent required by law.
Closing Comments
     The Company hereby confirms that it acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * *

          Please call Roxane Reardon (212-455-2758) or Gary Horowitz (212-455-7113) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,
/s/ Karl W. Kindig
Karl W. Kindig

cc:	C. James Prieur Edward J. Bonach Gary I. Horowitz Roxane F. Reardon